Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 16, 2024 (April 25, 2024, as to the change in segment reporting disclosed in Notes 2, 3, 4, 8 and 22) relating to the consolidated financial statements of Honeywell International Inc. and subsidiaries and the effectiveness of Honeywell International Inc. and subsidiaries’ internal control over financial reporting, appearing in the Current Report on Form 8-K of Honeywell International Inc. filed on April 25, 2024, for the year ended December 31, 2023. We also consent to the reference to us under the heading “Experts” in the Prospectuses, which are part of this Registration Statement.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

October 24, 2024